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                              [CELTRIX LETTERHEAD]

                                                                     EXHIBIT 21

NEWS RELEASE


                            CONTACT: Andreas Sommer, Ph.D.
                                     President and Chief Executive Officer
                                     (408) 988-2500


   CELTRIX'S SOMATOKINE(R) RECEIVES ORPHAN DRUG DESIGNATION FROM FDA TO TREAT
                                  SEVERE BURNS

        SAN JOSE, CA -- July 12, 1999 -- Celtrix Pharmaceuticals, Inc. (Nasdaq:
CTRX) announced that it has received notification from the Food and Drug Administration that SomatoKine(R) qualified for orphan designation for the treatment of major burns that require hospitalization.

        Celtrix applied for orphan drug status to the FDA based on the results of its Phase II trial which treated pediatric and adult patients with severe acute burns covering 20 to 90 percent of their body surface area. The results demonstrated significant beneficial effects of SomatoKine treatment on reducing protein wasting (catabolism) in severely burned patients. Treatment also showed positive effects on the immune system and on heart function.

        "The data obtained from the treatment of 60 severely burned patients with SomatoKine indicate substantial improvement in restoring the balance between protein synthesis and degradation, a prerequisite for accelerated tissue repair and reduced hospital stay," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "These results also demonstrate the potential effect of SomatoKine in the treatment of serious medical conditions associated with muscle and weight loss such as observed in cancer cachexia, AIDS wasting and advanced kidney failure. "

        Principal investigator of the trial, David N. Herndon, M.D., Director of Burns Services of the University of Texas Medical Branch in Galveston and Chief of Staff of the Shriners Burns Institute commented, "Based on these results, we believe that SomatoKine may be efficacious in attenuating the protein wasting response to burns, and holds significant promise to shorten the recovery of these patients from burn trauma. What is particularly exciting about these results is the fact that SomatoKine can attenuate the adverse catabolic response to injury without side effects."

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"Celtrix's SomatoKine(R) Receives Orphan Drug Designation from FDA to Treat
Severe Burns"
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THE SOMATOKINE COMPLEX

        SomatoKine is the recombinant equivalent of the natural complex formed by the anabolic hormone insulin-like growth factor-I (IGF-I) and its major binding protein (BP3). IGF-I is an important anabolic hormone responsible for a broad range of metabolic processes in the body. Following traumatic injury, blood levels of SomatoKine drop substantially. With the trauma of severe burns, this drop appears to be associated with imbalances in various biological processes that may impact the length of time patients spend in a burn trauma center. Treatment with SomatoKine offers the potential to restore biological processes that would reduce the risk of complications, accelerate tissue repair, and shorten the patients hospital stay.

ADDITIONAL INFORMATION

        Celtrix is a biopharmaceutical company developing therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, the novel IGF-BP3 complex, for treatment of a broad range of metabolic disorders. SomatoKine has recently completed a Phase II feasibility trial in severely osteoporotic patients recovering from hip fracture surgery and Phase II clinical testing for the treatment of diabetes. Celtrix has also licensed rights for development of another molecule, TGF-beta-2, to Genzyme Corporation for incorporation into their comprehensive program for tissue repair. TGF-beta-2 is currently in Phase II clinical testing for treatment of dermal ulcers.

        This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability of the company to continue clinical trials in severely burned patients and that the results of this small feasibility study will continue to show the same observations, or that there will be any statistically relevant results in a larger Phase II or Phase III trial, as well as risks associated with future research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

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